May 2001

SUMMARY                                                            KENMAR
                                                                   GLOBAL
                                                                   TRUST


Kenmar Global Trust (KGT) ended May down a fractional -0.18%, net of fees and expenses, as profitable positions in the currencies, U.S. stock indices, Pacific Rim interest rates and grains were insufficient to offset losses in the balance of the portfolio. The Net Asset Value per Unit of KGT was $95.68 as of May 31, 2001.

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                        Allocation of Assets to Advisors

                                 May 1 2001             June 1 2001
                                 ----------             -----------
            Beacon                   5%                      7%

            C-View                  25%                     24%

            Grinham                 25%                     25%

            Transtrend              23%                     23%

            Winton                  22%                     21%

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The U.S. Federal Reserve's half-point short-term interest rate cut in mid-May, the fifth this year, boosted U.S. equity markets across the board, most notably sending the Dow Jones Industrial Average to its highest level in eight months. However, as the month progressed and perceptions of the health of the world's largest economy vacillated, upward momentum eased and U.S. equity markets fell back to levels seen at the beginning of the month. European stock markets followed the lead of the U.S., but Pacific Rim markets tracked their own course. In Japan, the Nikkei reached its highest point since December on improving investor confidence, but quickly swooned on worrying economic readings and concerns over the size of bad loans held by Japanese banks. The Australian All Ordinaires soared to all-time highs intra-month, only to lose some ground before ending in positive territory.

Underscoring the uncertainty over the path of the global economy, the U.S. and European bond markets were volatile, with prices ultimately ending the month lower, However, Japanese Government Bond prices diverged from the pack once again by rising, first on speculation that the Bank of Japan would increase outright purchases and later on the strengthening yen. While the yen ended the month higher, European currencies were pummeled. Of particular note, the euro sunk to a new 2001 low against the U.S. dollar. The weakness reflected the deteriorating European economic outlook and indications that the European Central Bank would not intervene to stem the currency's decline.

Outside of the financials, energy prices fluctuated on varying indications of supply. Natural gas was the exception, dipping to its lowest level for the year on estimates of increased supply and low demand. In the precious metals, gold prices exploded mid-month, breaking through the $275 per troy ounce key level and flirting with, but not quite hitting, $300. As a result of profit taking and negative sentiment, gold ended the period unchanged. In the tropicals, depressed demand pushed cotton prices to their lowest levels in almost 15 years. Cocoa prices moved to four-and-one-half month lows on beneficial weather in West Africa and increased supply.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,



Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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KENMAR     For further information contact  Two American Lane   Tel 203.861.1025
           Kenmar Securities, Inc.          PO Box 5150         Fax 203.552.1500
                                            Greenwich, CT 06831

Kenmar Advisory Corp.

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING MAY 31, 2001



                           STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss) ..............................      ($271,006.96)
Change in Unrealized Gain/(Loss) ..........................       $352,221.38
Gain/(Loss) on Other Investments ..........................         $6,101.86
Brokerage Commission ......................................      ($144,662.52)
                                                                 ------------
Total Trading Income ......................................       ($57,346.24)

EXPENSES
Audit Fees ................................................             $0.00
Administrative and Legal Fees .............................         $7,575.57
Management Fees ...........................................             $0.00
Incentive Fees ............................................        $10,000.49
Other Expenses ............................................             $0.00
                                                                 ------------
Total Expenses ............................................        $17,576.06

INTEREST INCOME ...........................................        $46,155.91

NET INCOME(LOSS) FROM THE PERIOD ..........................       ($28,766.39)
                                                                 ============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month ........................................    $15,781,365.32
Addition ..................................................       $377,900.00
Withdrawal ................................................      ($120,732.72)
Net Income/(Loss) .........................................       ($28,766.39)
                                                               --------------
Month End .................................................    $16,009,766.21

Month End NAV Per Unit ....................................            $95.68

Monthly Rate of Return ....................................             -0.18%
Year to Date Rate of Return ...............................             -1.36%



To the best of our knowledge and belief, the information above is accurate and complete:


    [signature]                                            [signature]

Kenneth A. Shewer, Chairman                          Marc S. Goodman, President


                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust